EXHIBIT 12

Murphy Oil Corporation and Consolidated Subsidiaries

Computation of Ratio of Earnings to Fixed Charges (unaudited)

(Thousands of dollars)

	Six Months Ended	Years Ended December 31,
	June 30, 2014	2013	2012	2011	2010	2009
Income from continuing operations before income taxes	$638,774	1,472,687	1,368,010	1,167,875	1,115,639	1,124,587
Distributions greater than equity in earnings of affiliates	2,409	5,204	6,648	2,622	5,343	4,970
Previously capitalized interest charged to earnings during period	8,413	16,896	18,061	18,757	29,401	26,954
Interest and expense on indebtedness, excluding capitalized interest	52,734	71,900	14,932	40,700	34,728	24,391
Interest portion of rentals*	31,684	44,478	42,103	42,235	44,122	32,563

Earnings before provision for taxes and fixed charges	$734,014	1,611,165	1,449,754	1,272,189	1,229,233	1,213,465

Interest and expense on indebtedness, excluding capitalized interest	52,734	71,900	14,932	40,700	34,728	24,391
Capitalized interest	13,921	52,523	39,173	15,131	18,444	28,614
Interest portion of rentals*	31,684	44,478	42,103	42,235	44,122	32,563

Total fixed charges	$98,339	168,901	96,208	98,066	97,294	85,568

Ratio of earnings to fixed charges	7.5	9.5	15.1	13.0	12.6	14.2

*	Calculated as one-third of rentals. Considered a reasonable approximation of interest factor.

Ex. 12-1